Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (in millions):

	Three Months Ended	Fiscal Year
	March 31, 2018	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges:
Fixed charges [1]	$206	$524	$394	$330	$372	$536
Net (loss) income available to common shareholders before provision for income taxes	415	733	595	187	(256)	1,245
Earnings	$621	$1,257	$989	$517	$116	$1,781

Ratio of earnings to fixed charges	3.01	2.40	2.51	1.57	0.31	3.32

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges [1]	$206	$524	$394	$330	$372	$536
Preferred stock dividends	9	32	28	28	23	14
Combined fixed charges and preferred stock dividends	215	556	422	358	395	550
Net (loss) income available to common shareholders before provision for income taxes	415	733	595	187	(256)	1,245
Earnings	$630	$1,289	$1,017	$545	$139	$1,795

Ratio of earnings to combined fixed charges and preferred stock dividends	2.93	2.32	2.41	1.52	0.35	3.26
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1.	Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness.